New Gold Announces Management Change
Appoints Robert J. Chausse as Chief Financial Officer

November 5, 2018 – New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) announces the appointment of Robert J. Chausse as Executive Vice President and Chief Financial Officer, effective immediately. Rob brings with him more than 25 years of international finance experience, exclusively in the mining sector, which will enhance the collective expertise of the leadership team as we reposition New Gold as a leading, Canadian-focused intermediate producer. The Company also announces the departure of Paula Myson, Executive Vice President and Chief Financial Officer.

Most recently, Rob was Chief Financial Officer of Richmont Mines Inc. until the sale of the company to Alamos Gold Inc. in November 2017, prior to which he was Chief Financial Officer at Stornoway Diamonds (2016) and Executive Vice President and Chief Financial Officer of AuRico Gold (2013 to 2015). His past experience also includes Vice President of Finance, Operations and Projects for Kinross Gold (2009 to 2013). He also served as Chief Financial Officer for Baffinland Iron Mines Corporation (2006 to 2009) and held increasingly senior positions with Barrick Gold (1998 to 2006).

"I am very pleased to have another opportunity to work with Rob, particularly at this pivotal point in the Company's history. As a proven leader, Rob's impressive track record and extensive industry experience will be invaluable as we reposition New Gold for long-term success and shareholder value creation," stated Renaud Adams, President and Chief Executive Officer. "On behalf of the entire New Gold team, I would like to thank Paula for her contributions over the past 14 months, and we wish her all the best with her future endeavours. I personally want to thank her for her hard work, dedication and professionalism as well as her assistance during my transition."

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of three producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com